SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm There On)

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2017

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition as of December 31, 2017	2
Notes to Statement of Financial Condition	3-12



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Synovus Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1985.

Atlanta, Georgia
February 28, 2018

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	8,681,494
Trading securities		3,820,132
Receivable from clearing organization		3,406,399
Income taxes receivable from Parent		691,540
Furniture, fixtures, equipment, and leasehold improvements, net		216,545
Goodwill		39,359
Deferred income taxes		833,996
Other receivables		2,412,531
Other assets		595,373
Total assets	$	20,697,369

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,550,255
Accrued expenses payable to Parent		301,295
Payables to clearing organization		23,864
Securities sold, not yet purchased		1,000,000
Total liabilities		4,875,414

Contingencies (see note 11)

Stockholder's equity:	
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares	500
Additional paid-in capital	17,220,776
Accumulated deficit	(1,399,321)
Total stockholder's equity	15,821,955

Total liabilities and stockholder's equity	$	20,697,369

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and interest-bearing deposits with banks.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair market value. The fair values of trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(e) Receivables from and Payables to Clearing Organization

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization represent amounts receivable, recorded on a net basis, from securities transactions that have not reached their contractual settlement date, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable, recorded on a net basis, for securities transactions that have not reached their contractual settlement date, and for securities failed to receive.

(f) ***Furniture, Fixtures, Equipment, and Leasehold Improvements***

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or remainder of the lease term.

The Company reviews long-lived assets, such as furniture, fixtures, equipment and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) ***Income Taxes***

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax bases, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no unrecognized tax benefits as of December 31, 2017.

On December 22, 2017, H.R.1, formerly known as the Tax Cuts and Jobs Act of 2017, was enacted into law. The new legislation included a decrease in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Under ASC (Accounting Standard Codification) 740, the effects of the changes in tax rates and laws are recognized in the period in which the new legislation is enacted. Therefore, Synovus Securities was required to remeasure its deferred tax assets and liabilities and record the adjustment to income tax expense effective December 22, 2017. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was enacted late in 2017, management expects ongoing guidance, analysis, and accounting interpretations over the next 12 months, which could result in adjustments to the Tax Act accounting effects recorded during 2017. Accordingly, management considers the deferred tax remeasurement and other Tax Act related effects to be provisional due to the forthcoming guidance

and ongoing analysis of year-end information and tax positions. Management expects to complete its analysis within the measurement period in accordance with SAB 118.

(h) *Goodwill*

Goodwill represents the excess of cost over the fair value of net assets acquired of purchased companies. In accordance with ASC 350, *Intangibles, Goodwill, and Other*, goodwill is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment assessment for the year ended December 31, 2017.

The Company applies judgment when assessing goodwill for impairment. ASC 350-20-35-3A, *Goodwill Subsequent Measurement-Qualitative Assessment,* provides the option to perform a qualitative assessment to determine whether the two-step goodwill impairment testing is necessary. Beginning in 2017, the Company applies the qualitative assessment guidance in ASC 350-20-35-3A to determine if the following factors indicate that goodwill is more likely than not impaired: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, other relevant entity-specific events, and events affecting the reporting unit. Management applies judgment when weighing the factors most likely to impact the reporting unit's fair value.

(2) **Regulatory Requirements**

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital, as defined, of $10,737,120 which was $10,478,814 in excess of its required net capital of $258,306. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.36 to 1.

(3) **Trading Securities**

Estimated fair values of trading securities at December 31, 2017 are as follows:

Obligations of U.S. Government agencies	$	3,298,534
Certificates of deposit		521,598
	$	3,820,132

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2017 were as follows:

Receivables:		
Clearing organization	$	3,406,399
Payables:		
Securities failed to receive	$	23,031
Trades pending settlement		833
	$	23,864

(5) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2017:

Furniture and fixtures	$	900,773
Computer equipment and purchased software		1,081,672
Leasehold improvements		72,954
Furniture, fixtures, equipment, and leasehold improvements		2,055,399
Less accumulated depreciation and amortization		(1,838,854)
Furniture, fixtures, equipment, and leasehold improvements, net	$	216,545

(6)   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2017 are presented below:

Deferred income tax assets:		
Accrued bonus	$	263,914
Employee benefits		439,370
Deferred fee income		729
Depreciation		1,334
Prepaid expenses		16,089
State bonus depreciation and NOL carryforward		3,079
Restricted stock awards		115,098
Gross deferred income tax assets		839,613
Deferred income tax liabilities:		
Accrued stock option expense		(5,617)
Gross deferred income tax liabilities		(5,617)
Net deferred tax assets	$	833,996

There was no valuation allowance for deferred tax assets at December 31, 2017. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

Currently, there are no years for which the Parent filed a consolidated federal income tax return that are under examination by the IRS. The Parent is no longer subject to income tax examinations by the IRS for years before 2013, and excluding certain limited exceptions, the Parent is no longer subject to income tax examinations by state and local income tax authorities for years before 2013.

(7)   Line of Credit

Margin Line of Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. There was no weighted average balance outstanding on the margin account during 2017. There was no balance outstanding on the extension of margin credit as of December 31, 2017.

Line of Credit with Synovus Financial Corp.

As an additional source of financing, the Company established a line of credit with its Parent, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expires on August 21, 2022. The line of credit was utilized once during 2017.

(8)   Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased was comprised of U.S. Government agency mortgage-backed securities of $1,000,000 as of December 31, 2017. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased.

(9)   Employee Compensation and Benefits

(a)   Retirement Plans

For the year ended December 31, 2017, the Company provided a 100% matching contribution on the first 4% of eligible employee 401(k) contributions. Effective December 29, 2017, the Company's non-contributory profit sharing plan was merged into the 401(k) plan. For the year ended December 31, 2017, the Company did not make contributions to the profit sharing plan.

For the year ended December 31, 2017, the Parent had a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions according to the years of service schedule, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b)   Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2017, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax benefit of $134,636 associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded as an offset to income tax expense 2017.

(10) Transactions with Affiliates

The Company had cash balances of $1,575,516 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2017.

The Company had amounts due to Synovus of $301,295 as of December 31, 2017. The majority of these balances related to the Company's accrued contributions for employee benefit plans. There was also an income tax receivable of $691,540 from Synovus as of December 31, 2017 related to tax changes due to revaluation of deferred tax assets.

The Company pays various management fees to Synovus for such services as human resources, information technology, and internal audit. These charges are allocated to the Company based on either headcount or actual usage as applicable and as determined by Synovus.

(11) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(12) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

(b) Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities:				
U.S. Government agencies	$ —	3,298,534	—	3,298,534
Certificates of deposit	—	521,598	—	521,598
Total trading securities	$ —	3,820,132	—	3,820,132
Liabilities:				
Securities sold, not yet purchased	$ —	1,000,000	—	1,000,000

There were no transfers of financial investments between the three levels of the fair value hierarchy in 2017.

(c) Financial Disclosures

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2017. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature.

	Carrying value	Estimated fair value
Financial assets:		
Level 1 Measurement:		
Cash and due from banks	$ 8,681,494	8,681,494
Level 2 Measurement:		
Trading securities	3,820,132	3,820,132
Financial liabilities:		
Level 2 Measurement:		
Securities sold, not yet purchased	1,000,000	1,000,000

(13) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2017 through February 28, 2018, which is the date the Statement of Financial Condition was available to be issued.

On February 15, 2018, FINRA granted preliminary approval of the request by the company to engage in market making of private label asset-backed securities. Previously, the Company did not have market making abilities.